Exhibit 99.6

NorthIsle Copper and Gold Inc.

Certificate of Author Arnd Burgert, P.Geo.

I, Arnd Burgert, P.Geo. Do hereby certify that:

1.   I am currently employed as a consulting geologist by:  Arnd Burgert Consulting, Ltd. 921 Colonia
Drive, Ladysmith, British Columbia, Canada V9G 1N9.
2.   I graduated with a Bachelor’s of Science degree in Geology from the University of British Columbia in
1995.
3.   I am a member in good standing with the Association of Professional Engineers and Geoscientists of
British Columbia.
  4.   I have worked in mineral exploration in western Canada for 21 years beginning in 1989, including engagements as an independent consulting geologist for publicly and privately owned companies, as an employee for a geological engineering consultancy, and as an employee for publicly and privately owned mining companies. Experience in porphyry style mineralization includes four deposits in advanced exploration or development stages.
5.   I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and
certify that by reason of my education, membership in a professional association (as defined in NI 43-
101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
6.   I am jointly responsible as co-author for the Technical Report entitled “2011 Technical Report on the
Island Copper Property”, dated October 17, 2011.
7.   I have had prior involvement with the property that is the subject of the Technical Report. I worked on the property in 2008, and co-authored a previous Technical Report in 2009. I last visited the Property during the period July 24 to July 29, 2011.
8.   At the effective date of the Technical Report, to the best of my knowledge, information and belief, the
Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9.   I am independent of both the vendor and the issuer as described in section 1.5 of NI 43-101.
10. I have read National Instrument NI 43-101, Companion Policy 43-101.CP and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument, policy and form.

Dated this 17th day of October, 2011
Original Document Signed and Sealed by, Arnd Burgert, P.Geo.

NorthIsle Copper and Gold Inc.

Certificate of Author Jacques Houle, P.Eng.

I, Jacques Houle, P.Eng. Do hereby certify that:

1.   I am currently employed as a consulting geologist by: Jacques Houle, P.Eng. Mineral Exploration
Consulting 6552 Peregrine Road, Nanaimo, British Columbia, Canada V9V 1P8
2.   I graduated with a Bachelor’s of Applied Science degree in Geological Engineering with specialization in Mineral Exploration from the University of Toronto in 1978.
3.   I am a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia, the Society of Economic Geologists, the Association for Mineral Exploration British Columbia, and the Vancouver Island Exploration Group; I am also a member of the Technical Advisory Committees for Geoscience B.C. and the industry advisory board for the Earth Science Department at Vancouver Island University.
4.   I have worked as a geologist for 33 years since graduating from university, including 5 years as a mine geologist in underground gold and silver mines, 15 years as an exploration manager, 3 years as a government geologist and 8 years as a mineral exploration consultant. In particular, I worked in the North American Cordillera and mainly in British Columbia for the past 19 years primarily on exploration and other activities related to porphyry copper and associated mineral deposits.
5.   I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and
certify that by reason of my education, membership in a professional association (as defined in NI 43-
101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
6.   I am responsible as senior co-author for all items contained within, and for the preparation of, the
Technical Report entitled “2011 Technical Report on the Island Copper Property”, dated October 17,
2011.
7.   I have had prior involvement with the property that is the subject of the Technical Report. I worked on the property from July to December,2008, and co-authored a previous Technical Report in 2009. I last inspected the property for 2 partial days on January 19-20, 2011.
8.   At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
9.   I am independent of both the vendor and the issuer as described in section 1.5 of NI 43-101.
10. I have read National Instrument NI 43-101, Companion Policy 43-101.CP and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument, policy and form.

Dated this 17th day of October, 2011

Original Document Signed and Sealed by, Jacques Houle, P.Eng.